DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

September 25, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Post-Effective Amendment No. 194 to the Registration Statement on Form N-1A of DWS Enhanced Commodity Strategy Fund and DWS Health and Wellness Fund (the “Funds”), each a series of Deutsche DWS Securities Trust (the “Trust”) (Reg. Nos. 002-36238; 811-02021)

Ladies and Gentlemen:

On behalf of the Funds, we are filing today through the EDGAR system marked copies of the Funds’ Prospectuses and Statements of Information, which were filed on September 25, 2020, in Post-Effective Amendment No. 194 under the Securities Act of 1933, as amended (the “Securities Act”), to the Trust’s Registration Statement on Form N-1A (the “Amendment”). As discussed with Jay Williamson on September 21, 2020, due to a vendor software limitation, the Funds’ Prospectuses and Statements of Additional Information filed in the Amendment were not able to be marked to show changes; therefore, the attached copies have been marked to show changes from the Funds' Prospectuses and Statements of Additional Information filed with the Securities and Exchange Commission on September 26, 2019, in Post-Effective Amendment No. 187 to the Registration Statement under the Securities Act, and are provided for your convenience.

Any comments or questions on this filing should be directed to the undersigned at (617) 295-3681.

Very truly yours,

/s/ Laura McCollum

Laura McCollum

Vice President

DWS Investment Management Americas, Inc.

cc: John Marten, Esq., Vedder Price P.C.